Consolidated Financial Statements

(Expressed in Thousands of Canadian Dollars)

For the years ended December 31, 2012 and 2011

April 1, 2013

Independent Auditor’s Report

To the Shareholders of Exeter Resource Corporation

We have completed integrated audits of Exeter Resource Corporation’s (the “Company”) 2012 and 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years ended December 31, 2012 and December 31, 2011 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Exeter Resource Corporation as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

2

Report on internal control over financial reporting

We have also audited Exeter Resource Corporation’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Exeter Resource Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

3

Exeter Resource Corporation
Consolidated Statements of Financial Position
(Expressed in Thousands of Canadian Dollars)

		December 31, 2012	December 31, 2011

Assets

Current
Cash and cash equivalents	(Note 7)	$55,237	$71,926
Amounts receivable and prepaid expenses		829	642
Due from related parties	(Note 13)	95	93
		56,161	72,661

Property and equipment	(Note 8)	164	219
		$56,325	$72,880

Liabilities

Current
Accounts payable and accrued liabilities		$876	$1,770
Due to related parties	(Note 13)	50	126
		926	1,896

Shareholders’ Equity

Share capital	(Note 10)	246,089	242,270
Contributed surplus	(Note 12)	40,337	34,587
Deficit		(231,043)	(205,817)
Accumulated other comprehensive gain (loss)		16	(56)
		55,399	70,984
		$56,325	$72,880

Contractual Obligations	(Note 16)
Subsequent Events	(Note 19)

Approved by the Directors:

“Bryce Roxburgh”	Director

“Robert Reynolds”	Director

See accompanying notes to the consolidated financial statements

4

Exeter Resource Corporation
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,		2012	2011
Income
Interest income		$812	$977
(Loss) gain on sale of assets		(6)	14
		806	991
Expenses
Accounting and audit		150	226
Administration salaries and consulting	(Note 11)	1,483	1,835
Amortization	(Note 8)	116	58
Directors’ fees	(Note 11)	2,634	2,924
Foreign exchange (gain) loss		(39)	67
General and administration	(Note 15)	597	600
Legal fees		40	95
Management fees	(Note 11)	3,690	4,262
Mineral property exploration expenditures	(Notes 9 and 11)	16,565	20,371
Shareholder communications		691	960
Stock exchange listing and filing fees		105	164
		26,032	31,562

Net loss for the year		(25,226)	(30,571)
Other comprehensive income (loss) for the year		72	(56)
Comprehensive loss for the year		$(25,154)	$(30,627)

Basic and diluted loss per common share		$(0.29)	$(0.35)

Weighted average number of common shares outstanding		88,235,975	86,915,354

See accompanying notes to the consolidated financial statements

5

Exeter Resource Corporation
Consolidated Statements of Cash Flows
(Expressed in Thousands of Canadian Dollars)

For the years ended December 31,		2012	2011
Operating Activities
Net loss for the year		$(25,226)	$(30,571)
Non-cash items:
Amortization	(Note 8)	116	58
Loss (gain) on sale of assets		6	(14)
Share-based compensation	(Note 11)	7,489	9,843
		(17,615)	(20,684)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(178)	(131)
Due from related parties		(2)	(84)
Due to related parties		(76)	8
Accounts payable and accrued liabilities		(957)	278
Cash flows from operating activities		(18,828)	(20,613)
Financing Activities
Issue of share capital	(Note 10)	2,080	2,093
Cash flows from financing activities		2,080	2,093
Investing Activities
Acquisition of property and equipment		(89)	(56)
Proceeds from sale of assets		31	14
Cash flows from investing activities		(58)	(42)

Effect of foreign exchange rate change on cash		117	(120)

Net decrease in cash and cash equivalents		(16,689)	(18,682)
Cash and cash equivalents – beginning of the year		71,926	90,608
Cash and cash equivalents – end of the year		$55,237	$71,926

See accompanying notes to the consolidated financial statements

6

Exeter Resource Corporation
Consolidated Statements of Changes in Equity
(Expressed in Thousands of Canadian Dollars)

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance - January 1, 2011	86,307,503	$238,454	$26,467	$(175,246)	$-	$89,675
Additions during the year:
- Exercise of stock options	1,018,250	2,093	-	-	-	2,093
- Contributed surplus allocated on exercise of options	-	1,723	(1,723)	-	-	-
- Share-based compensation	-	-	9,843	-	-	9,843
- Other comprehensive loss	-	-	-	-	(56)	(56)
- Net loss for the year	-	-	-	(30,571)	-	(30,571)
Balance - December 31, 2011	87,325,753	$242,270	$34,587	$(205,817)	$(56)	$70,984

Balance - January 1, 2012	87,325,753	$242,270	$34,587	$(205,817)	$(56)	$70,984
Additions during the year:
- Exercise of stock options	1,082,000	2,080	-	-	-	2,080
- Contributed surplus allocated on exercise of options	-	1,739	(1,739)	-	-	-
- Share-based compensation	-	-	7,489	-	-	7,489
- Other comprehensive income	-	-	-	-	72	72
- Net loss for the year	-	-	-	(25,226)	-	(25,226)
Balance - December 31, 2012	88,407,753	$246,089	$40,337	$(231,043)	$16	$55,399

See accompanying notes to the consolidated financial statements

7

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada with its head office in Vancouver, Canada, and, together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties located in Chile. The Company is also evaluating new opportunities with the objective of securing properties which offer near term discovery potential.

The Company is in the process of exploring its mineral properties. The continued operations of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE MKT. The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. The Board of Directors approved the consolidated financial statements on March 26, 2013.

3.	Changes in Accounting Policy and Disclosures

The IASB have issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement (IFRS 9), IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), IFRS 13, Fair Value Measurement (IFRS 13). The Company is still assessing the impact of IFRS 9, but IFRS 10 through IFRS 13 and IFRIC 20 are not expected to have an impact on the Company’s consolidated financial statements.

The following is a brief summary of the new standards:

IFRS 9 - Financial instruments - classification and measurement

IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. In November 2009 and October 2010, IFRS 9 (2009) and IFRS 9 (2010) were issued, respectively, which address the classification and measurement of financial assets and financial liabilities. IFRS 9 (2009) requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. IFRS 9 (2010) requires that financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as fair value through profit or loss, financial guarantees and certain other exceptions.

8

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

3.	Changes in Accounting Policy and Disclosures (Continued)

IFRS 10 - Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its control over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, IAS 31, Interests in Joint Ventures, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 - Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013.

9

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty

a)	Basis of Presentation

These consolidated financial statements include the accounts of the following significant subsidiaries:

	Incorporation	Percentage of Ownership
Sociedad Contractual Minera Eton Chile (“Eton”)	Chile	100%
Sociedad Contractual Minera Retexe Chile (“Retexe”)	Chile	100%

All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

b)	Mineral property costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the costs of acquisition are expensed over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property with any excess recognized in the income statement. If a property is abandoned, the acquisition costs will be written off to the income statement.

Although the Company has taken steps that it considers adequate to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Title to mineral properties in foreign jurisdictions is subject to uncertainty and consequently, such properties may be subject to prior undetected agreements or transfers.

c)	Mineral property exploration expenditures

The Company expenses mineral property exploration expenditures when incurred. When it has established that a mineral deposit is commercially mineable and following a decision to commence development, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

d)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with an initial term to maturity of 90 days or less.

10

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

e)	Translation of foreign currencies

(i) Presentation currency

The consolidated financial statements are presented in Canadian dollars.

(ii) Functional currency

The financial statements of each entity in the Company group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The functional currency of the parent company is the Canadian dollar and the functional currency of the Company’s Chilean subsidiaries, Eton and Retexe, is the Chilean Peso. The financial statements of these subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in Other Comprehensive Income (“OCI”) as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from conversion of the item from functional to reporting currency are considered to form part of the net investment in the foreign operation and are recognized in OCI.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reallocated between controlling and non-controlling interests.

(iii) Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the statement of income.

f)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

11

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

g)	Property and equipment

Property and equipment are carried at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Amortization is calculated at the following annual rates:

Computer equipment	Straight-line - 3-6 years
Computer software	Straight-line - 2 years
Equipment including vehicles	Straight-line - 3-7 years
Leasehold improvements	Straight-line - 5 years (term of lease)
Office equipment	Straight-line - 3-7 years

h)	Share-based compensation

The Company has adopted an incentive stock option plan. Stock options usually vest in tranches over a period of 1 to 2 years (50 - 100% per year), and expire after 5 years. All share-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity. Share-based compensation expense is recognized over the tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of options expected to vest.

i)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized either in OCI or directly in equity, in which case it is recognized in OCI or in equity respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

j)	Use of estimates and judgements

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Areas of estimates include assumptions used in the accounting for share based compensation, amortization rates, and contingent liabilities. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

k)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

•	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents, accounts receivable, and amounts due from related parties, and are included in current assets due to their short-term nature.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

•	Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable and accrued liabilities and amounts due to related parties. Accounts payable are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Financial liabilities are classified as current liabilities as payment is due within twelve months.

l)	Royalty payments

The Company expenses all advance royalty payments to mineral property exploration costs. Once a decision on development of mineral properties has been made, the Company will capitalize the advance royalty payments until the commencement of production at which time they will be charged to operations.

m)	Segmented reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief-operating decision maker. The chief operating decision-makers responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior management team, who are tasked with making strategic decisions.

13

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

5.	Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue debt and acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay dividends.

The Company’s investment policy is to limit investments to guaranteed investment certificates, banker’s acceptance notes, investment savings accounts or money market funds with high quality financial institutions in Canada and treasury bills, selected with regards to the expected timing of expenditures from operations.

6.	Financial Instruments

a)	Fair Value

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term of these financial instruments.

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

14

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

6.	Financial Instruments (Continued)

Currency risk

The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars). Such foreign currency balances, which are held in the Canadian parent, are subject to fluctuation against the Canadian Dollar. Such foreign currency balances, which are held in the Chilean subsidiary, are subject to fluctuation against the Chilean Peso.

The Canadian parent company had the following balances in foreign currencies as at December 31, 2012 and 2011:

2012
(in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	782	-
Accounts payable and accrued liabilities	(35)	(110)
Net balance	747	(110)
Equivalent in Canadian Dollars	743	(114)
Rate to convert to $ CDN	0.9949	1.0339

2011
(in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	279	-
Accounts payable and accrued liabilities	(273)	(202)
Net balance	6	(202)
Equivalent in Canadian Dollars	6	(211)
Rate to convert to $ CDN	1.0170	1.0424

Based on the above net exposures as at December 31, 2012, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $74,300 and $11,400 respectively (2011 - $600 and $21,100 respectively) in the Company’s net loss.

15

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

6.	Financial Instruments (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2012 ranged between 1.25% and 1.45%.

Based on the amount of cash and cash equivalents held at December 31, 2012, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $276,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at December 31, 2012 in the amount of $55,237,000 in order to meet short-term business requirements. At December 31, 2012, the Company had current liabilities of $926,000 which are due on demand or within 30 days.

7.	Cash and Cash Equivalents

(in thousands)	December 31, 2012	December 31, 2011
Cash
Investment savings accounts	$23,175	$39,864
Guaranteed investment certificates	32,062	32,062
Total	$55,237	$71,926

16

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

8.	Property and Equipment

(in thousands)	Computer Equipment	Computer Software	Equipment including Vehicles	Leasehold Improvements	Office equipment	Total
Cost
As at January 1, 2011	$111	$15	$327	$-	$50	$503
Additions	-	-	6	31	19	56
Disposals	-	-	(41)	-	-	(41)
Effect of movements in exchange rates	-	-	(11)	-	(1)	(12)
Balance as at December 31, 2011	$111	$15	$281	$31	$68	$506

Amortization
As at January 1, 2011	$(78)	$(14)	$(155)	$-	$(22)	$(269)
Charged for the year	(10)	-	(34)	(3)	(11)	(58)
Eliminated on disposal	-	-	41	-	-	41
Effect of movements in exchange rates	-	-	(1)	-	-	(1)
Balance as at December 31, 2011	$(88)	$(14)	$(149)	$(3)	$(33)	$(287)

Net carrying value
As at January 1, 2011	$33	$1	$172	$-	$28	$234
As at December 31, 2011	$23	$1	$132	$28	$35	$219

Cost
As at January 1, 2012	$111	$15	$281	$31	$68	$506
Additions	-	-	98	(9)	-	89
Disposals	-	-	(97)	-	-	(97)
Effect of movements in exchange rates	-	-	13	-	-	13
Balance as at December 31, 2012	$111	$15	$295	$22	$68	$511

Amortization
As at January 1, 2012	$(88)	$(14)	$(149)	$(3)	$(33)	$(287)
Charged for the year	(23)	(1)	(50)	(7)	(35)	(116)
Eliminated on disposal	-	-	61	-	-	61
Effect of movements in exchange rates	-	-	(5)	-	-	(5)
Balance as at December 31, 2012	$(111)	$(15)	$(143)	$(10)	$(68)	$(347)

Net carrying value
As at January 1, 2012	$23	$1	$132	$28	$35	$219
As at December 31, 2012	$-	$-	$152	$12	$-	$164

17

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

9.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to the NSR and the vendor’s buy back right by re-paying certain of the Company’s expenditures incurred on the property if the property is not put into production within 15 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$500,000 paid to December 31, 2012) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

Sideral project

On March 1, 2011 the Company announced it had entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at a grade of +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million.

Water rights option

On February 4, 2011 the Company entered into an option to acquire water rights to a total volume of 300 litres per second from a private Chilean company. The rights relate to surface water flows and are consumptive in nature. The option agreement, as subsequently amended, provides for option payments which are deductible from a purchase price of US$13.0 million. Option payments incurred to December 31, 2012 total US$880,000. The Company can withdraw from the option at any time without penalty.

Future options payments are as follows:

US$220,000 by January 4, 2013 (completed subsequent to December 31, 2012);

US$300,000 by July 4, 2013;

US$2,500,000 by January 4, 2014;

US$350,000 by July 4, 2014; and

US$350,000 by January 4, 2015.

In the event that the Company exercises the option, the full purchase price must be paid by July 4, 2015.

18

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

9.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below shows the Company’s exploration expenditures for the years ended December 31, 2012 and 2011.

(in thousands)	2012	2011
Assays	$122	$104
Consultants and contractors	2,643	4,258
Drilling	3,826	3,880
Engineering and geological*	1,664	3,701
Environmental	91	54
Field camp	1,947	1,760
IVA tax	1,326	1,117
Legal and title	587	492
Metallurgical *	1,036	1,350
Office operations	269	438
Resource development	92	129
Travel	885	894
Wages and benefits *	1,617	1,696
Water rights option	460	498
Exploration costs	$16,565	$20,371
Cumulative exploration costs	$80,146	$63,581

* Includes share-based compensation as reflected below:

(in thousands)	2012	2011
Engineering and geological	$476	$1,065
Metallurgical	505	209
Wages and benefits	412	643
Total	$1,393	$1,917

19

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

10.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

The Company has issued shares of its capital stock as follows:

	December 31, 2012		December 31, 2011
	Number of Shares	Amount (in thousands)	Number of Shares	Amount (in thousands)
Balance, beginning of year	87,325,753	$242,270	86,307,503	$238,454
Issued during the year for:
Cash
Exercise of options	1,082,000	2,080	1,018,250	2,093
Contributed surplus allocated
Exercise of options	-	1,739	-	1,723
Balance, end of year	88,407,753	$246,089	87,325,753	$242,270

11.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant. At December 31, 2012, the maximum number of options issuable under the Plan was 13,261,162. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company. Options granted under the Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

20

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

11.	Stock Option Plan (Continued)

A summary of the changes in share options during the year is as follows:

	December 31, 2012			December 31, 2011

	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	12,428,400	$4.30		12,327,900	$4.10
Granted	7,110,000	1.85		1,385,000	5.04
Exercised	(1,082,000)	1.92		(1,018,250)	2.06
Cancelled	(6,895,000)	5.25		-	-
Forfeited/expired	(1,031,250)	2.83		(266,250)	6.18
Options outstanding, end of year	10,530,150	$1.79	*	12,428,400	$4.30

There were 1,082,000 (2011 – 1,018,250) options exercised during the year at a weighted average exercise price of $1.92 (2011 - $2.06) and a weighted average trading price at the time of exercise of $3.28 (2011 - $4.82).

During 2012, option holders voluntarily surrendered 6,932,500 options and the Company accounted for these as cancellations whereby the unvested balance of the original fair value was immediately expensed in the amount of $1,185,954 (2011 - $nil).

*During 2012 the Company re-priced 1,238,000 options which ranged in price from $5.27 to $7.00, to an exercise price of $3.64 per option. These re-priced options had a fair value of approximately $1.04 per option. The Company recognized an additional $756,000 in share-based compensation from the re-pricing of these options. The Company also re-priced 1,353,000 options which ranged in price from $2.60 to $6.20, to an exercise price of $1.27 per option. These re-priced options had a fair value of approximately $0.34 per option. The Company recognized an additional $395,000 in share-based compensation from the re-pricing of these options.

The following table summarizes information about the stock options outstanding at December 31, 2012.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1.01 - 2.00	7,573,900	3.86	$1.28	3,778,900	$1.27
2.01 - 3.00	2,045,000	1.16	2.35	2,045,000	2.35
3.01 - 4.00	296,250	3.50	3.32	296,250	3.32
4.01 - 5.00	115,000	3.34	5.00	115,000	5.00
5.01 - 6.00	500,000	2.09	5.46	500,000	5.46
	10,530,150	3.23	$1.79	6,735,150	$2.06

For the options granted during the year, the weighted average fair market value was $1.08 per share.

21

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

11.	Stock Option Plan (Continued)

Share-based Compensation

The fair value of the 7,110,000 (2011 – 1,385,000) options granted by the Company during the years ended December 31, 2012 and 2011 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

	2012	2011
Expected annual volatility	71%	74%
Risk-free interest rate	0.96% - 1.37%	2.26% - 2.31%
Expected life	5 years	3 to 5 years
Expected dividend yield	0.0%	0.0%

Share-based compensation expense of $7,489,000 (2011 - $9,843,000) was recognised in the year and was allocated to contributed surplus.

Share-based compensation expense for the years ended December 31 has been allocated as follows:

(in thousands)	2012	2011
Administration salaries and consulting	$903	$1,465
Directors’ fees	2,433	2,924
Management fees	2,760	3,537
Mineral property exploration expenditures	1,393	1,917
Total	$7,489	$9,843

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

22

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

12.	Contributed Surplus

Details are as follows:

(in thousands)
Balance – January 1, 2011	$26,467
Share-based compensation expense	9,843
Contributed surplus allocated on exercise of stock options	(1,723)
Balance – December 31, 2011	34,587

Share-based compensation expense	7,489
Contributed surplus allocated on exercise of stock options	(1,739)
Balance – December 31, 2012	$40,337

13.	Related Party Transactions

a)	During the year ended December 31, 2012 total of $1,734,000 (2011 - $1,719,000) was paid or accrued for related party transactions with directors or officers of the Company for management, consulting, rent and exploration fees. Amounts due to related parties of $50,000 at December 31, 2012 (December 31, 2011 - $126,000) are non-interest bearing and are due on demand.

On January 1, 2011, the Company entered into cost sharing agreement with Extorre Gold Mines Limited (“Extorre”) and Rugby Mining Limited (“Rugby”) pertaining to costs associated with administrative support, office overhead and travel that the three companies had in common. The percentage allocation of these costs was such that the Company and Extorre each incurred 40% respectively with Rugby incurring 20%. This agreement remained in place until the purchase of Extorre by Yamana Gold Inc. (“Yamana”) on August 22, 2012. A new cost sharing agreement between the Company and Rugby, has been approved by the boards of directors of the two companies such that the Company incurs 60% and Rugby 40% of such costs.

b)	The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Rugby during the year ended December 31, 2012 was $270,000 (2011 - $285,000). As at December 31, 2012, the Company had amounts receivable of $95,000 (December 31, 2011- $49,000) from Rugby. The amounts due from Rugby are non-interest bearing and are due on demand.

c)	The Company, along with Extorre, incurred certain expenditures for staff and exploration expenditures on behalf of each other until the purchase of Extorre by Yamana on August 22, 2012. The net amount provided or incurred by the Company on behalf of Extorre for the period to August 22, 2012 was $324,000 (2011 - $417,000). As at December 31, 2011, the Company had amounts receivable of $44,000 from Extorre. The amounts due from Extorre were non-interest bearing and due on demand.

14.	Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include four (4) executive officers and the four (4) independent members of the board of directors.

The following compensation has been provided to key management personnel for the years ended December 31.

(in thousands)	2012	2011
Compensation - cash and benefits	$1,570	$1,335
Share - based payments	5,193	6,483
Total	$6,763	$7,818

23

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

15.	Expenses by Nature

General and administration expense is made up of the following:

Year ended December 31,
(in thousands)	2012	2011
Bank charges	$13	$12
Office	208	234
Rent	137	129
Telecommunications	28	28
Transfer agent	18	25
Travel and promotion	193	172
Total	$597	$600

16.	Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment and advance royalty obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

Payments Due by Year
(in thousands)	Total	2013	2014 - 2015	2016 - 2017	2018 - 2024
Office and equipment leases	$802	$314	$450	$38	$-
Property access agreements	55	55	-	-	-
Advance royalty payment	6,715	249	497	497	5,472
Total	$7,572	$618	$947	$535	$5,472

17.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. Following is a summary of assets and liabilities and net loss classified by place of business:

December 31, 2012 (in thousands)	Canada	Chile	Total
Cash and cash equivalents	$54,225	$1,012	$55,237
Amounts receivable and prepaid expenses	549	280	829
Due from related party	95	-	95
Property and equipment	11	153	164
	54,880	1,445	56,325
Current liabilities	(416)	(510)	(926)
	$54,464	$935	$55,399
Net loss – year ended December 31, 2012	$8,559	$16,667	$25,226

24

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

17.	Segmented Information (Continued)

December 31, 2011 (in thousands)	Canada	Chile	Total
Cash and cash equivalents	$69,735	$2,191	$71,926
Amounts receivable and prepaid expenses	537	105	642
Due from related parties	93	-	93
Property and equipment	102	117	219
	70,467	2,413	72,880
Current liabilities	(718)	(1,178)	(1,896)
	$69,749	$1,235	$70,984
Net loss – year ended December 31, 2011	$9,991	$20,580	$30,571

18.	Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

(in thousands)	2012		2011
Net loss for the year before income tax		$25,226		$30,571
Combined federal and provincial tax rate		25.00%		26.50%
Income tax recovery at statutory rates		$(6,307)		$(8,101)
Losses and other deductions for which no benefit has been recognized		3,034		4,452
Non-deductible share-based compensation		1,873		2,583
Non-deductible mineral property exploration costs		551		1,698
Foreign exchange rate and tax rate differences		649		(657)
Other		200		25
Income tax recovery	$	Nil	$	Nil

The significant components of the Company’s consolidated future tax assets are as follows:

(in thousands)	2012	2011
Non-capital loss carry forwards – Canada	$4,738	$3,100
Non-capital loss carry forwards – Chile	851	78
Exploration and development deductions	10,655	8,644
Property and equipment – Canada	32	12
Share issue costs	323	755
Other	47	-
Unrecognised deferred tax asset	$16,646	$12,589

25

Exeter Resource Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2012 and 2011

18.	Income Taxes (Continued)

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $19 million expire as follows:

(in thousands)
2026	$2,242
2027	2,001
2028	2,424
2029	4,038
2031	4,083
2032	4,166
$18,954

At December 31, 2012, the Company also has tax loss carry forwards in Chile totaling $4.3 million, which are available to offset future taxable income.

Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.

19.	Subsequent Events

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco Resources Inc., for the exploration of the Angeles and La Buena gold-silver properties located in Mexico.

The Angeles Agreement

Exeter can earn an initial 51% in the Angeles property by staged expenditures totalling $10.0 million over 4 years and an additional 19%, over the next 3 years, for a total of 70%, by spending an additional $10.0 million in exploration expenditures. Exeter will also make cash payments totaling $950,000 staged over 7 years. All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day volume weighted average price (“VWAP”) of San Marco’s shares on the TSX Venture Exchange.

Exeter has committed to first year expenditures of $1.0 million at Angeles, which is largely related to 2,500 m of drilling at the La Bonanza and La Verde target areas.

The La Buena Agreement

Exeter has the right to earn 60% in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years. All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day VWAP.

Exeter has committed to first year expenditures of $1.4 million, which includes 2,500 m of drilling.

26